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                                                                   EXHIBIT 20.2

                         [DIAMOND OFFSHORE LETTERHEAD]


                                                                   NEWS RELEASE

FOR IMMEDIATE RELEASE                                     CONTACT: Caren Steffes
Monday, April 14, 1997                                           (281) 492-5393

                        DIAMOND OFFSHORE DRILLING, INC.
                  AGREEMENT TO A ACQUIRE ACCOMMODATION VESSEL

Diamond Offshore Drilling, Inc. (NYSE:DO) announced today that it has reached an agreement in principle to acquire the Polyconfidence, a semisubmersible accommodation vessel currently working in the U.K. sector of the North Sea. Diamond Offshore's cost to acquire the vessel is expected to be approximately $81 million payable in cash.

The Polyconfidence was constructed in 1987 and has Class III dynamic positioning capabilities. The Company is in discussions with several oil companies regarding conversion of the Polyconfidence to a semisubmersible drilling unit with fourth or fifth-generation capabilities. Such a conversion would be dependent upon the receipt of a term contract commitment at favorable dayrates. Although the extent of the conversion would be dependent upon the particular demands of the customer, the Company's preliminary estimate of conversion cost is approximately $160 - $175 million. The Polyconfidence would begin its conversion at the conclusion of its present accommodation unit contract, which is estimated to occur no later than March 1998. Prior to expiration of this contract, the Company will receive approximately $15,000 per day under a bareboat charter of the vessel.

The Company expects to finance the conversion of the Polyconfidence through the use of cash on hand or internally generated funds. The vessel purchase is expected to be financed through a public offering of approximately 1.25 million shares of the Company's Common Stock.

Diamond Offshore is a leader in deep water drilling. The Company owns 46 mobile offshore drilling rigs, including 30 semisubmersibles, 15 jack-ups and one drillship. The fleet currently operates in the waters of six of the world's seven continents.



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A written prospectus meeting the requirements of Section 10 of the Securities
Act of 1933, as amended, related to the offering of Common Stock of Diamond Offshore Drilling, Inc. described above may be obtained from Investor Relations, 15415 Katy Freeway, Houston, Texas 77094, telephone (281) 492-5393.

This press release contains forward looking statements. Such statements inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, general economic and business conditions, industry fleet capacity, changes in foreign and domestic oil and gas exploration and production activity, competition, changes in foreign political, social and economic conditions, regulatory initiatives and compliance with governmental regulations, customer preferences and various other matters, many of which are beyond the Company's control. These forward looking statements speak only as of the date of this press release. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statement contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.